UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2024

Steven McClurg
Chief Executive Officer
Canary XRP ETF
c/o Canary Capital Group LLC
1131 4th Avenue S #230
Nashville, TN 37210

Re: Canary XRP ETF
Registration Statement on Form S-1
Filed October 8, 2024
File No. 333-282545

Dear Steven McClurg:

We have reviewed your registration statement and have the following comment.

Registration Statement on Form S-1

General

1. You state that the investment objective of the Trust is to reflect the performance of the price of XRP and that you will meet the objective by holding XRP. The Commission has stated that XRP is offered and sold as a security under the federal securities laws. In that regard, we refer you to the complaint filed by the Commission in *SEC v. Ripple Labs, Inc.*, No. 20-cv-10832 (S.D.N.Y.), and the Commission's pending appeal in *SEC v. Ripple Labs Inc.*, No. 24-2648 (2d Cir.). Therefore, the Trust appears to meet the definition of an investment company under the Investment Company Act of 1940. Please file a request for withdrawal of the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Justin Dobbie at (202) 551-3469 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: James Audette, Esq.